October 6, 2009

Via EDGAR

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20006-4561

Re:	Martha Stewart Living Omnimedia, Inc. Supplemental response letter dated September 23, 2009 regarding the Form 10-K for the year ended December 31, 2008 File No. 1-15395

Dear Mr. Humphrey:
     On behalf of Martha Stewart Living Omnimedia, Inc. (the “Company”), this letter responds to a comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing in a letter dated October 1, 2009. For your convenience, both the comment and response are included below.
Forms 10-K (Fiscal Year Ended December 31, 2008)
Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7
1.	Refer to your response to our prior comment 5. To facilitate the readers’ understanding, please expand your disclosures in future filings to include information comparable to that provided to the staff in the final two paragraphs on page 5 of your response.
In future filings, the Company will expand the discussion in accordance with the above comment. If this had been done in the Form 10-K for the year ended December 31, 2008, the relevant portion of Note 2 would have read as follows:

“Licensing-based revenues, most of which are in the Company’s Merchandising segment, are accrued on a monthly basis, based on the specific mechanisms of each contract. Payments are generally made by the Company’s partners on a quarterly basis. Generally, revenues are accrued based on actual sales, while any minimum guarantees are earned evenly over the fiscal year. Revenues related to the Company’s agreement with Kmart are recorded on a monthly basis based on actual retail sales, until the last period of the year, when the Company recognizes a substantial majority of the true-up between the minimum royalty amount and royalties paid on actual sales. Not recognizing this revenue until the fourth quarter was driven in large part by concern about whether the collectability of the minimums was reasonably assured in the wake of the Kmart Chapter 11 filing. Concern about the collectability persisted in subsequent years due to difficulties in the relationship with Kmart and numerous store closings that caused royalties to fall short of the minimums. Accordingly, the true-up payment is recorded in the fourth quarter at the time the true-up amounts are known and collected.”
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact the undersigned at (212) 827-8530 with any questions concerning these responses.

Very truly yours,
/s/ Kelli Turner
Kelli Turner Chief Financial Officer